UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                          (Amendment No. 10)*

                           BGS SYSTEMS, INC.
                           (Name of Issuer)

                     COMMON STOCK $.10 PAR VALUE
                    (Title of Class of Securities)

                            55-44-2107
                          (CUSIP Number)


Check the following box if a fee is being paid with this
statement /    /.  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















CUSIP No. 55-44-2107

1.  	NAME OF REPORTING PERSON
    	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    	Harold S. Schwenk, Jr.
    	###-##-####
------------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)     /     /
	(b)    /     /
------------------------------------------------------------------------
3.	SEC USE ONLY


------------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5.	SOLE VOTING POWER
  	623,790 (12/31/95)
	------------------------------------------------------------------
6.	SHARED VOTING POWER
	  N.A.
	------------------------------------------------------------------
7.	SOLE DISPOSITIVE POWER
	  623,790 (12/31/95)
	------------------------------------------------------------------
8.	SHARED DISPOSITIVE POWER
	  N.A.
	------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	  PERSON
	  629,575 (12/31/95)
------------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*     /X/


------------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   	20.0%
------------------------------------------------------------------------

12.	TYPE OF REPORTING PERSON
   	IN


Item 1.

(a)	Name of Issuer
   	BGS Systems, Inc.

(b)	Address of Issuer's Principal Executive Offices:
   	128 Technology Center
   	Waltham, MA  02254-9111

Item 2.

(a)	Name of Person Filing
   	Harold S. Schwenk, Jr.

(b)	Address of Principal Business Office
   	c/o	BGS Systems, Inc.
		  128 Technology Center
		  Waltham, MA  02254-9111

(c)	Citizenship
   	United States of America

(d)	Title of Class of Securities
   	Common Stock $.10 Par Value

(e)	CUSIP Number
   	55-44-2107

Item 3.	Type of Reporting Person: See Item 12 of Cover Page

Item 4.	Ownership

(a)	Amount Beneficially Owned: Harold S. Schwenk, Jr. may
be deemed beneficial owner of 629,575 shares of Issuer.

(b)	Percent of Class:  19.6%

(c)	Dr. Schwenk may be deemed to own beneficially within the
meaning of Rule 13d-3, 629,575 shares of Issuer as follows:

1) 460,701 shares registered in his name of which Dr.
Schwenk has sole voting and dispositive power.

2) 123,709 shares registered in the name of the Harold S.
Schwenk, Jr. Qualified Annuity Trust -1995 of which Dr. Schwenk
(the Grantor-Trustee) has sole voting and dispositive power.

3) 30,000 shares which Dr. Schwenk has the right to acquire within 60 days of December 31, 1995 through the exercise of options of which Dr. Schwenk has sole voting and dispositive power. Excludes 20,000 shares subject to options which are not presently exercisable.

4) 3,235 shares held by Dr. Schwenk's wife. (Dr. Schwenk disclaims beneficial ownership of these shares and has no voting or dispositive power with respect thereto).

5) 9,180 shares held by Dr. Schwenk as custodian for his daughters. Dr. Schwenk has voting and investment power as to these shares. (Dr. Schwenk disclaims beneficial ownership of these shares).

6) 200 shares held by Dr. Schwenk as custodian for one of his sons. Dr. Schwenk has voting and investment power as to these shares. (Dr. Schwenk disclaims beneficial ownership of these shares).

7) 2,550 shares held by Dr. Schwenk's wife as custodian for their son. (Dr. Schwenk disclaims beneficial ownership of these shares and has no voting or dispositive power with respect thereto).

8) Excludes 525 shares held by one of Dr. Schwenk's sons who is of the age of majority and does not share Dr. Schwenk's household.

Item 5.	Ownership of Five Percent or Less of a Class:  Not
Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person:  Not Applicable.

Item 7.	Identification and classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company:  Not Applicable.

Item 8.	Identification and Classification of Members of the
Group:  Not Applicable.

Item 9.	Notice of dissolution of Group:  Not Applicable.

Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				Date:  January 26, 1996

				/S/ HAROLD S. SCHWENK, JR.
				--------------------------
				Signature

				Harold S. Schwenk, Jr.
				Director, Chief Executive Officer
				and President
				----------------------------------------
				Name/Title